Exhibit 99.3

SRK Consulting (Canada) Inc.
Suite 2200 – 1066 West Hastings Street
Vancouver, B.C. V6E 3X2
Canada

vancouver@srk.com
www.srk.com

Tel: 604.681.4196
Fax: 604.687.5532

CONSENT OF AUTHOR

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Minera Andes Inc. (the “Company”)

The undersigned is responsible for preparing or supervising the preparation of all or a portion of the technical report titled “NI 43-101 Technical Report Minera Andes Inc. San José Silver-Gold Project Santa Cruz, Argentina” dated May 29, 2009 with an effective date of January 30, 2009 (the “Technical Report”).

Pursuant to Section 8.3 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, this letter constitutes the consent of the undersigned to the public filing of the Technical Report and to extracts from, or a summary of, the Technical Report in the news release dated June 5, 2009 (the “Disclosure”). The undersigned hereby confirms that he has read the Disclosure and that the Disclosure fairly and accurately represents the information in the Technical Report and that the Technical Report supports the Disclosure.

Dated this 5th day of June, 2009.

                  “Signed”
Christopher Elliott, B.Eng.(Mining), MAusIMM
Principal Mining Consultant, SRK Consulting (Canada) Inc.

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